UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NCL Corporation Ltd.

File No. 333-128780 – CF #27936

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NCL Corporation Ltd. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-4 filed on October 3, 2005.

Based on representations by NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 4(h)   through August 4, 2017
> Exhibit 4(i)   through April 19, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

> Loan Lauren P. Nguyen
> Special Counsel